UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2018
Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 8, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE

Intertape Polymer Group Reports 2018 Third Quarter Results

•	Quarterly revenue increased 14.6% to $279.1 million

•	Quarterly IPG Net Earnings decreased $7.2 million to $12.0 million

•	Quarterly IPG Adjusted Net Earnings increased $4.9 million to $20.3 million

•	Quarterly adjusted EBITDA increased 15.9% to $37.6 million

MONTREAL, QUEBEC and SARASOTA, FLORIDA - November 8, 2018 - Intertape Polymer Group Inc. (TSX:ITP) (the "Company") today released results for its third quarter ended September 30, 2018. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information, refer to the Company's management's discussion and analysis and unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and nine months ended September 30, 2018 ("Financial Statements").

“Another period of high performance across our organization, including contributions from recent acquisitions and our disciplined pricing strategy to pass through raw material costs, helped us to achieve year-over-year quarterly topline growth of nearly 15%. The strength of our product bundle and the value customers derive from our bundle strategy are both key elements of our year-over-year quarterly organic growth rate of nearly 6%. As we approach year end, we remain on track to achieve our 2018 financial targets, including our adjusted EBITDA target which we have narrowed with this morning's announcement,” said Greg Yull, President and CEO. “Our vision to be a global leader in packaging and protective solutions, bolstered by the Polyair Acquisition made earlier this year, is guiding our strategic direction. We have continued to expand and strengthen our product bundle, by the end of this calendar year, we will have invested upwards of $170 million in the past two years in world-class, low-cost manufacturing capacity, and we have elevated our internal capabilities via further acquisitions and a series of initiatives to drive our operational excellence. The ongoing capital investments in our North American manufacturing facilities are beginning to pay dividends as we move towards closing out a productive 2018 and with the Asian manufacturing facilities coming online in 2019 we will be returning to a normalized level of capital investment in the business.”

Third Quarter 2018 Highlights (as compared to third quarter 2017):

•	Revenue increased 14.6% to $279.1 million primarily due to the Polyair(1) and Airtrax(2) Acquisitions and an increase in average selling price, including the impact of product mix.

•
Gross margin increased to 21.1% from 20.9% primarily due to an increase in spread between selling prices and combined raw material and freight costs, partially offset by an increase in plant-related operating costs.

•
Selling, general and administrative expenses ("SG&A") increased $14.7 million to $33.4 million primarily due to an increase in share-based compensation of $10.1 million driven primarily by an increase in the fair value of cash-settled awards in the third quarter of 2018 as compared to a decrease in fair value in the third quarter of 2017 as well as $3.1 million of additional SG&A from the Polyair and Airtrax Acquisitions.

•
Net earnings attributable to the Company shareholders ("IPG Net Earnings") decreased $7.2 million to $12.0 million, primarily due to an increase in SG&A and an increase in manufacturing facility closure costs associated with a one-time charge for non-cash impairments of property, plant and equipment and inventory related to the closure of the Johnson City, Tennessee manufacturing facility, partially offset by an increase in gross profit and a decrease in income tax expense.

•
Adjusted Net Earnings(3) increased to $20.3 million ($0.34 basic and diluted adjusted earnings per share)(3) from $15.3 million ($0.26 basic and diluted adjusted earnings per share) primarily due to organic growth in gross profit and additional adjusted net earnings contributed by Polyair.

•	Adjusted EBITDA(3) increased 15.9% to $37.6 million primarily due to organic growth in gross profit and adjusted EBITDA contributed by Polyair.

•
Cash flows from operating activities decreased $9.6 million to $14.2 million primarily due to a discretionary contribution to US defined benefit pension plans in the third quarter of 2018 and an increase in inventories primarily related to an increase in raw material costs and purchases, partially offset by an increase in gross profit and a decrease in cash taxes paid mainly as a result of the Tax Cuts and Jobs Act ("TCJA") enacted into law in the United States on December 22, 2017.

•
Free cash flows(3) decreased by $4.0 million to negative $8.9 million primarily due to a discretionary contribution to US defined benefit pension plans in the third quarter of 2018, partially offset by a decrease in capital expenditures.

(1)	"Polyair Acquisition" refers to the acquisition by the Company of 100% of the outstanding equity value in Polyair Inter Pack, Inc. ("Polyair") on August 3, 2018.

(2)
"Airtrax Acquisition" refers to the acquisition by the Company of substantially all of the assets and assumption of certain liabilities of Airtrax Polymers Private Limited (doing business as "Airtrax") on May 11, 2018 through the Company's controlled subsidiary, Capstone Polyweave Private Limited (doing business as "Capstone").

(3)	Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

Other Highlights:

Pension Contribution

On September 12, 2018, the Company made an $11.3 million discretionary contribution to its US defined benefit pension plans. These plans are now wholly funded on an accounting basis and as a result, the Company expects to reduce future contribution requirements and certain plan administration expenses. In the third quarter of 2018, the Company recognized a net tax benefit of approximately $1.3 million primarily due to the discretionary contribution deducted on the 2017 tax return at the higher 2017 US corporate tax rate, partially offset by the reversal of the related deferred tax asset recorded using the lower US corporate tax rate provided under the Tax Cuts and Jobs Act ("TCJA").

Senior Unsecured Notes

On October 15, 2018, the Company closed its offering of $250.0 million 7% senior unsecured notes due in 2026 (the "Notes Offering"). The Notes Offering resulted in net proceeds to the Company, after deducting underwriting discounts and estimated expenses, of approximately $243.8 million. The Company used the net proceeds from the Notes Offering to repay a portion of the borrowings outstanding under the Company’s existing five-year $600 million credit facility ("2018 Credit Facility")(1) and to pay related fees and expenses, as well as for general corporate purposes. The Company believes the Notes Offering provides optimal flexibility to allocate capital to the business at a historically attractive fixed interest rate.

(1)
"2018 Credit Facility" refers to the five-year $600.0 million credit facility entered on June 14, 2018 pursuant to a credit agreement with a syndicated lending group, refinancing and replacing the Company's previous $450.0 million credit facility that was due to mature in November 2019.

Dividend Declaration

On November 7, 2018, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on December 28, 2018 to shareholders of record at the close of business on December 14, 2018. These dividends will be designated by the Company as "eligible dividends" as defined in Subsection 89(1) of the Income Tax Act (Canada).

Outlook

The Company's expectations for the fiscal year are as follows:

•	Revenue growth in 2018 is expected to be between 16% and 18%, excluding any significant fluctuations in selling prices caused by unforeseen variations in raw material prices.

•	Adjusted EBITDA for 2018 is expected to be between $140 and $143 million which has been narrowed from our previous expectation of between $140 and $150 million.

•	Total capital expenditures for 2018 are expected to be between $80 and $90 million.

•
The Company still expects an 18% to 23% effective tax rate for 2018 and cash taxes paid in 2018 to be less than one third of the income tax expense in 2018. These expectations exclude the potential impact of changes in the mix of earnings between jurisdictions and any new guidance or legislative revisions made with respect to the TCJA.

Conference Call

A conference call to discuss the Company's 2018 third quarter results will be held Thursday, November 8, 2018, at 10 A.M. Eastern Time. Participants may dial 877-291-4570 (USA & Canada) and 647-788-4919 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

https://www.itape.com/investor%20relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 3078387. The recording will be available from November 8, 2018 at 1:00 P.M. until December 8, 2018 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 3,400 employees with operations in 27 locations, including 20 manufacturing facilities in North America, two in Asia and one in Europe.

For information about the Company, visit www.itape.com.

Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding dividends; the Company's vision and strategic direction; the Company’s growth strategy and the strength of the Company’s competitive position moving forward; the anticipated investments in manufacturing capacities and the related anticipated benefits; the Company's expected pension plan contribution requirements and administration expenses and the Company's full year 2018 outlook, including adjusted EBITDA, capital expenditures, effective tax rate and income tax expenses and revenue, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company's management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company's industry, the Company's customers' industries and the general economy; the impact of changes to tariffs and other international trade developments; the anticipated benefits from the Company's greenfield projects and manufacturing facility expansions; the impact of selling price increases; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company's acquisitions and partnerships; the anticipated benefits from the Company's capital expenditures; the quality and market reception of the Company's products; the Company's anticipated business strategies; risks and costs inherent in litigation; the Company's ability to maintain and improve quality and customer service; anticipated trends in the Company's business; anticipated cash flows from the Company's operations; availability of funds under the Company's 2018 Credit Facility; and the Company's ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", "Item 5 Operating and Financial Review and Prospects (Management's Discussion & Analysis)" and statements located elsewhere in the Company's annual report on Form 20-F for the year ended December 31, 2017 and the other statements and factors contained in the Company's filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and MD&A are available on the Company's website at www.itape.com in the Investor Relations section or under the Company's profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com

Intertape Polymer Group Inc.
Consolidated Earnings
Periods ended September 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
Revenue	279,062	243,444	765,364	660,722
Cost of sales	220,140	192,575	601,541	513,339
Gross profit	58,922	50,869	163,823	147,383
Selling, general and administrative expenses	33,446	18,776	90,222	73,466
Research expenses	2,926	3,091	9,381	8,713
	36,372	21,867	99,603	82,179
Operating profit before manufacturing facility closures, restructuring and other related charges	22,550	29,002	64,220	65,204
Manufacturing facility closures, restructuring and other related charges	5,777	216	5,476	893
Operating profit	16,773	28,786	58,744	64,311
Finance costs
Interest	3,952	2,290	10,359	4,721
Other (income) expense, net	(1,477)	593	977	1,294
	2,475	2,883	11,336	6,015
Earnings before income tax expense (benefit)	14,298	25,903	47,408	58,296
Income tax expense (benefit)
Current	(496)	2,253	1,257	7,699
Deferred	2,742	4,378	7,775	7,819
	2,246	6,631	9,032	15,518
Net earnings	12,052	19,272	38,376	42,778
Net earnings (loss) attributable to:
Company shareholders	12,006	19,244	38,463	42,905
Non-controlling interests	46	28	(87)	(127)
	12,052	19,272	38,376	42,778
Earnings per share attributable to Company shareholders
Basic	0.20	0.33	0.65	0.73
Diluted	0.20	0.32	0.65	0.72

Intertape Polymer Group Inc.
Consolidated Cash Flows
Periods ended September 30,
(In thousands of US dollars)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	12,052	19,272	38,376	42,778
Adjustments to net earnings
Depreciation and amortization	10,420	9,633	30,471	26,271
Income tax expense	2,246	6,631	9,032	15,518
Interest expense	3,952	2,290	10,359	4,721
Non-cash charges (recoveries) in connection with manufacturing facility closures, restructuring and other related charges	5,237	73	5,235	(16)
Share-based compensation expense (benefit)	1,847	(8,231)	1,543	(3,067)
(Gain) Loss on foreign exchange	(1,964)	332	(274)	525
Pension and other post-retirement expense related to defined benefit plans	589	692	2,015	2,075
Other adjustments for non-cash items	305	219	1,225	(437)
Income taxes paid, net	(702)	(3,254)	(339)	(6,016)
Contributions to defined benefit plans	(11,958)	(799)	(13,474)	(3,228)
Cash flows from operating activities before changes in working capital items	22,024	26,858	84,169	79,124
Changes in working capital items
Trade receivables	(14,739)	(12,859)	(20,575)	(16,265)
Inventories	(1,316)	3,607	(24,893)	(8,748)
Parts and supplies	(47)	(498)	(1,232)	(1,662)
Other current assets	(2,012)	(405)	(3,698)	840
Accounts payable and accrued liabilities and share-based compensation liabilities, current	9,480	7,363	(11,991)	(18,900)
Provisions	853	(202)	28	(1,513)
	(7,781)	(2,994)	(62,361)	(46,248)
Cash flows from operating activities	14,243	23,864	21,808	32,876
INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	(145,962)	(67,043)	(145,962)	(67,027)
Purchases of property, plant and equipment	(23,068)	(28,836)	(57,816)	(71,352)
Restricted cash	—	71,785	—	—
Cash outflow from capital transactions with non-controlling interest in Capstone	(2,630)	—	(2,630)	—
Other investing activities	(281)	973	(636)	990
Cash flows from investing activities	(171,941)	(23,121)	(207,044)	(137,389)
FINANCING ACTIVITIES
Proceeds from borrowings	206,113	63,966	679,828	217,443
Repayment of borrowings	(38,051)	(38,242)	(454,000)	(79,531)
Payments of debt issue costs	(143)	—	(2,761)	—
Interest paid	(3,542)	(1,955)	(8,071)	(4,554)
Proceeds from exercise of stock options	—	—	163	1,362
Repurchases of common shares	—	(6,437)	—	(6,437)
Dividends paid	(8,214)	(8,150)	(24,687)	(24,831)
Other financing activities	182	124	182	(514)
Cash flows from financing activities	156,345	9,306	190,654	102,938
Net (decrease) increase in cash	(1,353)	10,049	5,418	(1,575)
Effect of foreign exchange differences on cash	60	10	(1,874)	1,403
Cash, beginning of period	13,930	10,725	9,093	20,956
Cash, end of period	12,637	20,784	12,637	20,784

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	September 30, 2018	December 31, 2017
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	12,637	9,093
Trade receivables	138,240	106,634
Inventories	161,416	128,233
Parts and supplies	19,805	18,571
Other current assets	20,510	16,188
	352,608	278,719
Property, plant and equipment	345,592	313,520
Goodwill	176,271	41,690
Intangible assets	43,485	47,318
Deferred tax assets	26,950	27,627
Other assets	12,407	6,998
Total assets	957,313	715,872
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	113,084	104,812
Share-based compensation liabilities, current	5,711	10,265
Call option redemption liability	11,203	12,725
Provisions, current	1,193	657
Borrowings, current	13,639	14,979
	144,830	143,438
Borrowings, non-current	487,956	264,484
Pension, post-retirement and other long-term employee benefits	17,738	29,298
Share-based compensation liabilities, non-current	3,292	4,984
Non-controlling interest put options	10,124	—
Deferred tax liabilities	23,204	13,769
Provisions, non-current	2,692	3,221
Other liabilities	3,716	1,956
	693,552	461,150
EQUITY
Capital stock	350,977	350,759
Contributed surplus	17,417	17,530
Deficit	(104,171)	(106,687)
Accumulated other comprehensive loss	(16,969)	(13,469)
Total equity attributable to Company shareholders	247,254	248,133
Non-controlling interests	16,507	6,589
Total equity	263,761	254,722
Total liabilities and equity	957,313	715,872

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, and free cash flows. In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges; (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of US dollars, except per share amounts and share numbers)
(Unaudited)

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	$	$	$	$
IPG Net Earnings	12.0	19.2	38.5	42.9
Manufacturing facility closures, restructuring and other related charges	5.8	0.2	5.5	0.9
M&A Costs	2.8	1.9	6.0	5.3
Share-based compensation expense (benefit)	1.8	(8.2)	1.5	(3.1)
Impairment of long-lived assets and other assets	—	—	0.0	—
Loss on disposal of property, plant and equipment	0.0	0.1	0.2	0.2
Income tax effect of these items	(2.1)	2.1	(2.4)	(0.4)
Adjusted net earnings	20.3	15.3	49.3	45.8

IPG Net Earnings per share
Basic	0.20	0.33	0.65	0.73
Diluted	0.20	0.32	0.65	0.72

Adjusted earnings per share
Basic	0.34	0.26	0.84	0.77
Diluted	0.34	0.26	0.83	0.77

Weighted average number of common shares outstanding
Basic	58,817,410	59,171,255	58,810,166	59,153,200
Diluted	59,081,293	59,527,823	59,111,165	59,731,435

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) loss (gain) on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and non-recurring expenses. In addition,

EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of US dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	$	$	$	$
Net earnings	12.1	19.3	38.4	42.8
Interest and other finance costs	2.5	2.9	11.3	6.0
Income tax expense	2.2	6.6	9.0	15.5
Depreciation and amortization	10.4	9.6	30.5	26.3
EBITDA	27.2	38.4	89.2	90.6
Manufacturing facility closures, restructuring and other related charges	5.8	0.2	5.5	0.9
M&A Costs	2.8	1.9	6.0	5.3
Share-based compensation expense (benefit)	1.8	(8.2)	1.5	(3.1)
Impairment of long-lived assets and other assets	—	—	0.0	—
Loss on disposal of property, plant and equipment	0.0	0.1	0.2	0.2
Adjusted EBITDA	37.6	32.4	102.4	93.9

Free Cash Flows

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.
The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.
A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of US dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
	$	$	$	$
Cash flows from operating activities	14.2	23.9	21.8	32.9
Less purchases of property, plant and equipment	(23.1)	(28.8)	(57.8)	(71.4)
Free cash flows	(8.9)	(4.9)	(36.0)	(38.5)